Exhibit 99.4

NICE Partners with Etisalat Digital to Bring the CXone Cloud Platform to the United Arab Emirates

Alliance enables Etisalat Digital customers to drive digital transformation with a secure path to the cloud, rapidly innovate via the CXone platform and deliver frictionless, end-to-end digital and agent-assisted experiences

Hoboken, N.J., February 9, 2022 – NICE (Nasdaq: NICE) today announced a partnership with Etisalat Digital to drive the availability of the CXone platform in the United Arab Emirates (UAE). The collaboration provides Etisalat customers with a clear, seamless path to the cloud with CXone while enabling frictionless digital self-service and agent-assisted customer experiences. With CXone, Etisalat Digital is uniquely positioned to advise and empower organizations to transform their business via effective, engaging customer communications now and into the future. NICE CEO, Barak Eilam, and Etisalat Enterprise Digital CEO, Salvador Anglada, were present at the signing ceremony held at the Etisalat Digital Hospitality Lounge at Expo 2020, Dubai.

Etisalat Digital chose to collaborate with NICE following a comprehensive review of Contact Center as a Service (CCaaS) providers that revealed CXone as the leading CX platform with a proven ability to drive digital transformation well into the future. Capabilities such as easy migration to the cloud, the ability to rapidly innovate and offer cutting-edge features, flexibility to scale as needed, easy management of remote agents working from any location as well as multiple contact centers drove the decision for the collaboration. As part of this alliance, Etisalat Digital will drive strategic investments in building managed services practice around NICE CXone - a first of its kind in the region.

Among the NICE solutions to be offered by Etisalat is the CXi, (Customer Experience Interactions) platform, a new framework delivered through a unified suite of applications on the CXone platform. CXi empowers organizations to intelligently meet their customers wherever their journey begins, enables resolution through AI and data driven self-service and prepares agents to resolve customer needs successfully. It enables a frictionless end-to-end service experience, combining digital entry points, journey orchestration, smart self-service, prepared agents and complete performance improvement, all embedded with purpose-built CX AI and based on a native open cloud foundation.

Salvador Anglada, CEO of Etisalat Enterprise Digital, said: "Etisalat Digital is committed to deliver the most advanced and efficient customer engagement solutions as a cornerstone in the digital transformation journey of businesses and governments. NICE and CXone are an ideal partner for our contact center practice that will deliver the most innovative solutions for an exceptional customer service experience.”

Barak Eilam, CEO, NICE, said “Our partnership with Etisalat Digital demonstrates NICE CXone’s accelerated international expansion, and we’re excited to work together to bring the benefits of the cloud to agents and customers in the UAE. CXone provides the essential technology businesses need to exceed today’s customers’ expectations in a unified cloud native platform, fast-tracking digital transformations and digital fluency for companies of all sizes across the globe.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

About Etisalat Digital
Etisalat Digital is the business unit of Etisalat driving digital transformation by enabling enterprises and governments become smarter through the use of the latest technologies like Cloud, Cyber Security, Internet of Things (IoT), Omnichannel, Artificial Intelligence, and Big Data & Analytics. Etisalat Digital brings together the best industry digital experts, assets and platforms with a unique service and operating model. From its offices in UAE and KSA, Etisalat Digital provides end-to-end digital vertical propositions to enable smarter developments, education, healthcare, transportation and a smarter economy. It has a successful track-record in delivering large digital projects and solutions by providing comprehensive services in consultancy, business modeling, solutions design, program management, execution, delivery and post-implementation support and operation services. www.etisalatdigital.ae

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.